                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934




Name of Issuer: Allegheny Teledyne Inc.


Title of Class of Securities: Common


CUSIP No.: 017415100



Check the following box if a fee is being paid with this
statement (   ).  (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                     (Continued on following page(s))

NOTE:     Amounts reported on this cover page are included in the
totals reported on the first cover page.

Cusip No: 017415100
                                    13G

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO OF ABOVE PERSON:

     Delaware Management Holdings, Inc. 23-2693133


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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

          a. (    )      b.  (    )

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3.   SEC. USE ONLY:

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4.   CITIZENSHIP OF PLACE OF ORGANIZATION:

     State of Delaware

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5.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE VOTING POWER:

     6848600

=================================================================

6.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED VOTING POWER:

     0

=================================================================

7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SOLE DISPOSITIVE POWER:

     9281081

=================================================================

8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH SHARED DISPOSITIVE POWER:

     448800

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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:

     9729881

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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*:

     (  )

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

         5.58%

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12.  TYPE OF REPORTING PERSON*:

     HC

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Cusip No: 017415100
                             13G

1.  NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

    DELAWARE MANAGEMENT COMPANY, INC.  13-3465352
==================================================================

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    A.  (     )       B.  (     )

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3. SEC. USE ONLY

===================================================================

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

         STATE OF DELAWARE

===================================================================

5.  SOLE VOTING POWER

       6,848,600

===================================================================

6.  SHARED VOTING POWER

      0

===================================================================

7.  SOLE DISPOSITIVE POWER

      9,281,081

====================================================================

8.  SHARED DISPOSITIVE POWER

      448,800

===================================================================

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,729,881

====================================================================

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

====================================================================

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.58%

=====================================================================

12.  TYPE OF REPORTING PERSON*

       I/A

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                                      SCHEDULE 13G


Item 1(a)      Name of Issuer: Allegheny Teledyne Inc.



Item 1(b)      Address of Issuer's Principal Executive Offices:

               1000 Six PPG Place
               Pittsburgh, PA 15222-5479

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Item 2(a)      Name of Person Filing

               Delaware Management Holdings, Inc.

Item 2(b)      Address of Principal Business Office or, if none,
               Residence:

               2005 Market Street, Philadephia PA  19103

Item 2(c)      Citizenship:

               State of Delaware

Item 2(d)      Title of Class of Securities:

               Common

Item 2(e)      CUSIP Number: 017415100



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Item 3         If this statement is filed pursuant to Rules
               13d-1(b), or 13d-2(b), check whether the person filing is a:

          a    (   )  Broker or dealer registered under Section
               15 of the Act

          b    (   )  Bank as defined in Section 3(a)(6) of the
               Act

          c    (   )  Insurance company as defined in Section
               3(a)(19) of the Act

          d    (   )  Investment company registered under Section
               8 of the Investment Company Act

          e    (   )  Investment adviser registered under Section
               203 of the Investment Advisers Act of 1940

          f    (   )  Employee Benefit Plan, Pension Fund which
               is subject to the provisions of the Employee
               Retirement Income Security Act of 1974 or
               Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

          g ( x ) Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)

          h    (   )  Group, in accordance with 240.13d-
               1(b)(ii)(H)

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Item 4         Ownership

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire:

     (a)       Amount Beneficially Owned:

               9,729,881

     (b)       Percent of Class:

               5.58%

     (c)       Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote:

                    6,848,600

               (ii) Shared power to vote or to direct the vote:

                    0

               (iii)  Sole power to dispose or to direct the
                      disposition of:

                    9,281,081

               (iv) Shared power to dispose or to direct the
                    dispositon of:

                      448,800

     Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule
     13d-3(d)(1).

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Item 5         Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

     Instruction: Dissolution of a group requires a response to this item.

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Item 6         Ownership of More than Five Percent on Behalf of
               Another Person:

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item, and if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

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Item 7         Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported By the Parent Holding Company.



     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G) so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Lincoln National Corp is the ultimate parent of Delaware Management Co., Delaware Capital Management and Delaware International Advisor Ltd.
=====================================================================

Item 8         Identification and Classification of the Group

     If a group has filed this schedule pursuant to Rule 13d(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating identity of each member of the group.

     See Agreement to File Joint Acquisition Statements attached

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Item 9         Notice of Dissolution of Group

               N/A

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

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Item 10        Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature  /s/ Lisa O. Brinkley

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date      02/09/98


Signature  /s/ Lisa O. Brinkley

Name/Title     Lisa O. Brinkley/Vice President

EXHIBIT A

                          AGREEMENT TO FILE JOINT
                          ACQUISITION STATEMENTS

     AGREEMENT made this 9th day of February, 1998 by and between DELAWARE GROUP EQUITY FUNDS I, INC., DELAWARE GROUP EQUITY
FUNDS II, INC. DELAWARE GROUP EUITY FUNDS III, INC., DELAWARE GROUP
EQUITY FUNDS IV, INC., DELAWARE GROUP EQUITY FUNDS V, INC., DELAWARE
GROUP INCOME FUNDS, INC., DELAWARE GROUP GOVERNMENT FUND INC.,
DELAWARE GROUP LIMITED-TERM GOVERNMENT FUNDS, INC., DELAWARE GROUP CASH RESERVE, INC., DELAWARE GROUP TAX-FREE MONEY FUND, INC., DELAWARE GROUP STATE TAX-FREE INCOME TRUST, DELAWARE GROUP TAX-FREE FUND, INC.,
DELAWARE POOLED TRUST, INC., DELAWARE GROUP PREMIUM FUND, INC., DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS, INC., DELAWARE GROUP DIVIDEND AND INCOME FUND, INC., DELAWARE GROUP GLOBAL DIVIDEND AND INCOME FUND, INC., DELAWARE GROUP ADVISER FUNDS, INC., DELAWARE GROUP FOUNDATION FUNDS,
(the "Delaware Group of Funds") Delaware Management Company, Inc., Delaware Capital Management Company, Inc.,Delaware International Advisors, Limited and Delaware Management Holdings, Inc., here in collectively referred to as the "parties".

     WHEREAS, The parties hereto may be deemed to be the direct or indirect beneficial owners of the same equity securities for the purpose of the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934 as amended, and

     WHEREAS, the regulations promulgated under Section 13(d) permit the joining of such beneficial owners in the filing of a single Joint Acquisition Statement reporting such ownership to the Securities and Exchange Commission.

     NOW, THEREFORE, in consideration of the mutual covenants herein contained, and each of the parties hereto intending to be legally bound, it is agreed as follows:

     1. In the event that any two or more parties shall be deemed to be the direct or indirect beneficial owners of the same equity security required to be reported to the Securities and Exchange Commission such parties may join together in the filing of a Joint Acquisition Statement with respect to that security.

     2. With respect to each Joint Acquisition Statement in which a party joins each party acknowledges that (a) it will be eligible under applicable regulations of the Security and Exchange Commission to join in the filing and (b) it will be responsible for the timely filing of such statement and any amendments thereto and the completeness and accuracy of the information concerning the other parties making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     3. The parties consent to the inclusion of a copy of this agreement as an exhibit to any Joint Acquisition Statement filed on behalf of any of them.


     IN WITNESS WHEREOF, the parties hereto have executed this agreement by their duly authorized officers as of the date set forth above.


ATTEST                             DELAWARE MANAGEMENT COMPANY,INC.

/s/ Eric E. Miller                 /s/ Wayne A. Stork


ATTEST                             DELAWARE GROUP OF FUNDS

/s/ George M. Chamberlain, Jr.     /s/ Jeffrey J. Nick